 

06001883

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: January 31, 2007
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ANNUAL AUDITED REPORT

SEC FILE NUMBER
8- 44018

FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING__January 1, 2005_____ AND ENDING_December 31, 2005_
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CFG Financial Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11140 Rockville Pike, Suite 400
                                    (No. and Street)

Rockville   Maryland   20852
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric G. Meyers, Chairman & CEO   (301)468-0100
                                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
                    (Name - *if individual, state last, first, middle name*)

6701 Democracy Boulevard, Suite 600	Bethesda	Maryland	20817
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eric G. Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFG Financial Associates, Inc. as of **December 31, 2005,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

_____ February 10, 2006
Signature   Date

Chairman & CEO
_____
Title

_____
Maria C. Alvarado,
Notary Public State of Maryland
My Commission Expires August 3, 2009

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statements of Financial Condition.
- ☐ (c) Statements of Income (Loss).
- ☐ (d) Statements of Cash Flows.
- ☐ (e) Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
CFG Financial Associates, Inc.
Rockville, Maryland

We have audited the accompanying statements of financial condition of CFG Financial Associates, Inc. as of December 31, 2005 and 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of CFG Financial Associates, Inc. as of December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Bethesda, Maryland
February 10, 2006

CFG Financial Associates, Inc.

Statements Of Financial Condition
December 31, 2005 And 2004

Assets		2005		2004
Cash and cash equivalents	$	68,032	$	79,959
Prepaid expenses		4,562		5,213
Total assets	$	72,594	$	85,172

Liabilities And Stockholders' Equity				
Liabilities				
Accounts payable	$	-	$	2,000
Stockholders' Equity				
Common stock, $.01 par value - 200,000 shares authorized;				
14,493 shares issued and outstanding		145		145
Additional paid-in capital		136,245		136,245
Loans receivable from stockholders		(2,500)		(2,500)
Accumulated deficit		(61,296)		(50,718)
Total stockholders' equity		72,594		83,172
Total liabilities and stockholders' equity	$	72,594	$	85,172

See Notes To Statements Of Financial Condition.

CFG Financial Associates, Inc.

Notes to Statements of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: CFG Financial Associates, Inc. (the Company) is a registered broker-dealer with the Securities and Exchange Commissions (SEC), and a member of the National Association of Securities Dealers, Inc. (NASD). The Company introduces its stock and bond customers to broker-dealers who will carry such accounts and will clear such transactions on a fully disclosed basis. The Company does not hold securities or carry margin accounts on behalf of customers.

The Company operates under the provisions of paragraph (k)2(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Commissions revenue and expenses: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and cash equivalents: The Company considers cash on hand and money market accounts to be cash and cash equivalents.

Income taxes: Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Related Party Transactions

An affiliated company provides the Company certain operational and administrative services for which the Company pays a management fee. The management fee is negotiated annually between the Company and the affiliated company.

Note 3. Income Taxes

At December 31, 2005 and 2004 for federal and state income tax purposes, the Company had a net operating loss carryforward of approximately $88,000 and $77,000, respectively. A valuation allowance fully offsets the related deferred tax asset of $34,000 and $30,000, respectively, based on the uncertainty of realization.

CFG Financial Associates, Inc.

Notes to Statements of Financial Condition

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2005, the Company had net capital of $64,032, which was $14,032 in excess of required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0 to 1 at December 31, 2005.

Note 5. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit

As a securities broker, the Company is engaged in buying and selling securities for corporations and institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers, pension plans and monetary funds and other financial institutions. The Company introduces these transactions to the clearing agent on a fully disclosed basis.

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agent.